Exhibit 99.2

KB Financial Group Inc.

Interim Separate Financial Statements

March 31, 2015 and 2014

KB Financial Group Inc.

Index

March 31, 2015 and 2014

Page(s)
Report on Review of Interim Financial statements	1~2

Interim Separate Financial Statements

Interim Separate Statements of Financial Position	3

Interim Separate Statements of Comprehensive Income	4

Interim Separate Statements of Changes in Equity	5

Interim Separate Statements of Cash Flows	6

Notes to Interim Separate Financial Statements	7~45

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of separate statement of financial position of the Company as of March 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2015. These financial statements are not included in this review report. The statement of financial position as of December 31, 2014, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2014.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 14, 2015

This report is effective as of May 14, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

March 31, 2015 and December 31, 2014

(In millions of Korean won)	Notes	March 31, 2015		December 31, 2014
Assets
Cash and due from financial institutions	4,5,6,27	~~W~~	617,946	~~W~~	30,739
Financial assets at fair value through profit or loss	4,5,7		50,000		—
Loans	4,5,8		—		10,000
Investments in subsidiaries	9		18,557,566		18,557,566
Property and equipment	10		670		514
Intangible assets	11		8,501		8,684
Deferred income tax assets	12		3,199		4,089
Other assets	4,5,13		398,832		598,929

Total assets		~~W~~	19,636,714	~~W~~	19,210,521

Liabilities
Debentures	4,5,14	~~W~~	658,799	~~W~~	628,837
Net defined benefit liabilities	15		1,277		803
Current income tax liabilities			316,027		222,639
Other liabilities	4,5,16		377,361		71,568

Total liabilities			1,353,464		923,847

Equity
Share capital	17		1,931,758		1,931,758
Capital surplus	17		13,513,809		13,513,809
Accumulated other comprehensive loss	17		(4,262)		(4,238)
Retained earnings	17		2,841,945		2,845,345

Total equity			18,283,250		18,286,674

Total liabilities and equity		~~W~~	19,636,714	~~W~~	19,210,521

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2015 and 2014

(In millions of Korean won, except per share amounts)	Notes	2015		2014
Interest income		~~W~~	306	~~W~~	614
Interest expense			(5,274)		(3,254)

Net interest income	19		(4,968)		(2,640)

Fee and commission income			—		—
Fee and commission expense			(963)		(3,166)

Net fee and commission income	20		(963)		(3,166)

Net gains on financial assets at fair value through profit or loss	21		34		—

Net other operating income	22		315,527		208,517

General and administrative expenses	23		(10,584)		(8,553)

Operating profit before provision for credit losses			299,046		194,158
Provision for credit losses			—		—

Operating profit			299,046		194,158
Net non-operating expense	24		(194)		(141)

Profit before tax			298,852		194,017
Income tax expense	25		(898)		(594)

Profit for the period			297,954		193,423

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(24)		(15)

Other comprehensive loss for the period, net of tax			(24)		(15)

Total comprehensive income for the period		~~W~~	297,930	~~W~~	193,408

Earnings per share
Basic earnings per share	26	~~W~~	771	~~W~~	501
Diluted earnings per share	26		768		498

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Three-Month Periods Ended March 31, 2015 and 2014

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Total Equity
Balance at January 1, 2014	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(2,715)	~~W~~	2,605,570	~~W~~	18,048,422

Comprehensive income
Profit for the period		—		—		—		193,423		193,423
Remeasurements of net defined benefit liabilities		—		—		(15)		—		(15)

Total comprehensive income		—		—		(15)		193,423		193,408

Transactions with shareholders
Dividends		—		—		—		(193,176)		(193,176)

Total transactions with shareholders		—		—		—		(193,176)		(193,176)

Balance at March 31, 2014	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(2,730)	~~W~~	2,605,817	~~W~~	18,048,654

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,238)	~~W~~	2,845,345	~~W~~	18,286,674

Comprehensive income
Profit for the period		—		—		—		297,954		297,954
Remeasurements of net defined benefit liabilities		—		—		(24)		—		(24)

Total comprehensive income		—		—		(24)		297,954		297,930

Transactions with shareholders
Dividends		—		—		—		(301,354)		(301,354)

Total transactions with shareholders		—		—		—		(301,354)		(301,354)

Balance at March 31, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,262)	~~W~~	2,841,945	~~W~~	18,283,250

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Three-Month Periods Ended March 31, 2015 and 2014

(In millions of Korean won)	Note	2015		2014
Cash flows from operating activities
Profit for the period		~~W~~	297,954	~~W~~	193,423

Adjustment for non-cash items
Depreciation and amortization			200		228
Share-based payments			1,051		(83)
Net interest income			9		(104)
Net other expense			590		609

			1,850		650

Changes in operating assets and Liabilities
Deferred income tax assets			890		589
Other assets			294,352		(300)
Other liabilities			(2,616)		1,264

			292,626		1,553

Net cash generated from operating activities			592,430		195,626

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(50,000)		—
Acquisition of investments in subsidiaries			—		(279,870)
Collection of loans			10,000		—
Acquisition of property and equipment			(229)		(92)
Acquisition of intangible assets			(102)		(26)
Disposal of intangible assets			157		550
Net decrease(increase) in guarantee deposits paid			5,086		(30)

Net cash used in investing activities			(35,088)		(279,468)

Cash flows from financing activity
Issuance of debentures			29,865		279,334

Cash provided by financing activity			29,865		279,334

Net increase in cash and cash equivalents			587,207		195,492
Cash and cash equivalents at the beginning of the period	27		30,736		77,295

Cash and cash equivalents at the end of the period	27	~~W~~	617,943	~~W~~	272,787

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s paid-in capital as of March 31, 2015, is ~~W~~1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co.,Ltd. in March 2014.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The Company’s seperate financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the three-month period ended March 31, 2015, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim seperate financial statements have been prepared in accordance with the Korean IFRS which is effective as of March 31, 2015.

The Company newly applied the following amended and enacted standards for the annual period beginning on January 1, 2015, and application of these amendment and improvements does not have a material impact on its separate financial statements.

•	Amendment to Korean IFRS 1019, Employee Benefits

•	Annual improvements to Korean IFRSs 2010–2012 cycle

•	Annual improvements to Korean IFRSs 2011–2013 cycle

The Company expects that new standards, amendments and interpretations issued but not effective for the annual period beginning on January 1, 2015, and not early adopted would not have a material impact on its separate financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting work processes, procedures and detailed policies relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Due from financial institutions	~~W~~	617,946	~~W~~	30,739
Loans		—		10,000
Other financial assets		23,331		319,973

	~~W~~	641,277	~~W~~	360,712

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the separate financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	Mar. 31, 2015			Dec. 31, 2014
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	~~W~~	—	—	~~W~~	10,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		—	—		10,000	100.00

Allowances		—	—		—	—

Carrying amount	~~W~~	—	—	~~W~~	10,000	100.00

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Grade 1	~~W~~	—	~~W~~	10,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	~~W~~	—	~~W~~	10,000

Credit quality of loans graded according to the probability of default are as follows:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.2.5 Credit Risk Concentration Analysis

The details of the Company’s loans by country as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	—	—	~~W~~	—	~~W~~	—

	~~W~~	—	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	Dec. 31, 2014
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

The details of the Company’s corporate loans by industry as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	—	—	~~W~~	—	~~W~~	—

	~~W~~	—	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	Dec. 31, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of March 31, 2015 and December 31, 2014, is as follows:

(In millions of Korean won)	Mar. 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	617,981	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	617,981
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		50,000		50,000
Other financial assets		—		8,250		—		15,172		—		—		23,422

	~~W~~	617,981	~~W~~	8,250	~~W~~	—	~~W~~	15,172	~~W~~	—	~~W~~	50,000	~~W~~	691,403

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	5,353	~~W~~	16,060	~~W~~	556,162	~~W~~	154,454	~~W~~	732,029
Other financial liabilities		—		305,181		—		56		—		—		305,237

	~~W~~	—	~~W~~	305,181	~~W~~	5,353	~~W~~	16,116	~~W~~	556,162	~~W~~	154,454	~~W~~	1,037,266

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	30,771	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,771
Loans		—		26		51		10,077		—		—		10,154
Other financial assets		—		28		300,012		20,258		—		—		320,298

	~~W~~	30,771	~~W~~	54	~~W~~	300,063	~~W~~	30,335	~~W~~	—	~~W~~	—	~~W~~	361,223

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	5,175	~~W~~	15,525	~~W~~	557,408	~~W~~	124,104	~~W~~	702,212
Other financial liabilities		—		1,119		—		—		—		—		1,119

	~~W~~	—	~~W~~	1,119	~~W~~	5,175	~~W~~	15,525	~~W~~	557,408	~~W~~	124,104	~~W~~	703,331

[1]	The amount of ~~W~~3 million, which is restricted amount due from the financial institutions as of March 31, 2015 and December 31, 2014, is excluded.
[2]	Financial assets designated at fair value through profit or loss, hybrid capital instruments, are included in the ‘Over 5 years’ category which includes their remaining contractual maturity, owing to uncertain point of sale

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities, and measurement and management of interest rate VaR.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	50,000	~~W~~	50,000
Loans and receivables
Cash and due from financial institutions		617,946		617,946
Other financial assets		23,331		23,331

	~~W~~	691,277	~~W~~	691,277

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	658,799	~~W~~	585,140
Other financial liabilities		307,161		307,161

	~~W~~	965,960	~~W~~	892,301

(In millions of Korean won)	Dec. 31, 2014
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	~~W~~	30,739	~~W~~	30,739
Loans		10,000		10,000
Other financial assets		319,973		319,973

	~~W~~	360,712	~~W~~	360,712

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	628,837	~~W~~	552,520
Other financial liabilities		3,041		3,041

	~~W~~	631,878	~~W~~	555,561

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	617,946	~~W~~	—	~~W~~	617,946
Financial assets designated at fair value through profit or loss		—		—		50,000		50,000
Other financial assets		—		—		23,331		23,331

	~~W~~	—	~~W~~	617,946	~~W~~	73,331	~~W~~	691,277

Financial liabilities
Debentures	~~W~~	—	~~W~~	585,140	~~W~~	—	~~W~~	585,140
Other financial liabilities		—		—		307,161		307,161

	~~W~~	—	~~W~~	585,140	~~W~~	307,161	~~W~~	892,301

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	30,739	~~W~~	—	~~W~~	30,739
Loans[2]		—		—		10,000		10,000
Other financial assets		—		—		319,973		319,973

	~~W~~	—	~~W~~	30,739	~~W~~	329,973	~~W~~	360,712

Financial liabilities
Debentures	~~W~~	—	~~W~~	552,520	~~W~~	—	~~W~~	552,520
Other financial liabilities		—		—		3,041		3,041

	~~W~~	—	~~W~~	552,520	~~W~~	3,041	~~W~~	555,561

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value.

6. Due From Financial Institution

The details of due from financial institution as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (Mar. 31, 2015)	Mar. 31, 2015		Dec. 31, 2014
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 1.65	~~W~~	617,946	~~W~~	30,739

The maturities of due from financial institution, excluding restricted due from financial institution, as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	617,943	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	617,943

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	30,736	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,736

Restricted due from financial institution as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Financial Institution	Mar. 31, 2015		Dec. 31, 2014		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft facility

		~~W~~	3	~~W~~	3

7. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	50,000	~~W~~	—

8. Loans

Loans as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Loans	~~W~~	—	~~W~~	10,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	—	~~W~~	10,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

9. Subsidiaries

The details of subsidiaries as of March 31, 2015, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Investment & Securities Co., Ltd.	Financial investment	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial Leasing	Korea
KB Savings Bank Co., Ltd.	Savings Banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

Investments in subsidiaries as of March 31, 2015 and December 31, 2014, are as follows:

	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	(Mar. 31, 2015)		Mar. 31, 2015		Dec. 31, 2014
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	31,588,314	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	11,180,630	52.02		279,870		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	18,557,566	~~W~~	18,557,566

The changes in accumulated impairment losses on investments in subsidiaries for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(36,995)	~~W~~	—	~~W~~	—	~~W~~	(36,995)

[1]	Industry environment of savings banks has deteriorated continuously and performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the aforementioned recent downturns, the Company recognized the impairment losses on investments of KB Savings Bank Co., Ltd.

10. Property and Equipment

The details of property and equipment as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	719	~~W~~	(449)	~~W~~	—	~~W~~	270
Equipment and vehicles		4,818		(4,418)		—		400

	~~W~~	5,537	~~W~~	(4,867)	~~W~~	—	~~W~~	670

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	521	~~W~~	(417)	~~W~~	—	~~W~~	104
Equipment and vehicles		4,787		(4,377)		—		410

	~~W~~	5,308	~~W~~	(4,794)	~~W~~	—	~~W~~	514

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

11. Intangible Assets

The details of intangible assets as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,571	~~W~~	(2,078)	~~W~~	—	~~W~~	493
Membership rights		9,439		—		(1,985)		7,454
Other intangible assets		3,315		(2,761)		—		554

	~~W~~	15,325	~~W~~	(4,839)	~~W~~	(1,985)	~~W~~	8,501

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,571	~~W~~	(2,022)	~~W~~	—	~~W~~	549
Membership rights		9,497		—		(1,988)		7,509
Other intangible assets		3,315		(2,689)		—		626

	~~W~~	15,383	~~W~~	(4,711)	~~W~~	(1,988)	~~W~~	8,684

12. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,089	~~W~~	—	~~W~~	2,089
Membership rights		480		—		480
Defined benefit obligation		854		—		854
Plan assets		—		(842)		(842)
Short-term employee benefits		265		—		265
Others		361		(8)		353

		4,049		(850)		3,199
Offsetting of deferred tax assets and liabilities		(850)		850		—

	~~W~~	3,199	~~W~~	—	~~W~~	3,199

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,211	~~W~~	—	~~W~~	2,211
Membership rights		481		—		481
Defined benefit obligation		1549		—		1,549
Plan assets		—		(861)		(861)
Short-term employee benefits		285		—		285
Others		424		—		424

		4,950		(861)		4,089
Offsetting of deferred tax assets and liabilities		(861)		861		—

	~~W~~	4,089	~~W~~	—	~~W~~	4,089

13. Other Assets

The details of other assets as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Other financial assets
Receivables	~~W~~	8,251	~~W~~	300,041
Accrued income		72		37
Guarantee deposits		15,008		19,895

		23,331		319,973

Other assets
Receivables		374,311		278,190
Prepaid expenses		1,089		681
Advance payments		101		85

		375,501		278,956

	~~W~~	398,832	~~W~~	598,929

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

14. Debentures

The details of debentures as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)

	Issued date	Expiration date	Annual interest rates (%) (Mar. 31, 2015)	Mar. 31, 2015		Dec. 31, 2014
Unguaranteed debentures No. 3-1	2013.08.13	2016.08.13	3.14	~~W~~	150,000	~~W~~	150,000
Unguaranteed debentures No. 3-2	2013.08.13	2018.08.13	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	2013.08.13	2020.08.13	3.65		70,000		70,000
Unguaranteed debentures No. 4	2014.03.17	2017.03.17	3.02		150,000		150,000
Unguaranteed debentures No. 5-1	2014.03.19	2019.03.19	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	2014.03.19	2021.03.19	3.50		50,000		50,000
Unguaranteed debentures No. 6	2015.02.26	2022.02.26	2.38		30,000		—

					660,000		630,000
		Bond Discounts			(1,201)		(1,163)

				~~W~~	658,799	~~W~~	628,837

The maturities of debentures as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	360,000	~~W~~	660,000

(In millions of Korean won)	Dec. 31, 2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	330,000	~~W~~	630,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The changes in debentures based on face value for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	630,000	~~W~~	30,000	~~W~~	—	~~W~~	660,000

(in millions of Korean won)	Mar. 31, 2014
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	350,000	~~W~~	280,000	~~W~~	—	~~W~~	630,000

15. Net defined benefit liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data such as interest rates, future salary increase rate, mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The changes in the defined benefit obligation for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	13,117	~~W~~	(12,314)	~~W~~	803
Current service cost		488		—		488
Interest cost(income)		101		(94)		7
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		32		32
Payments from plans		(1,626)		1,626		—
Payments from the Company		(53)		—		(53)
Transfer in		277		(277)		—
Transfer out		(1,834)		1,834		—

Ending	~~W~~	10,470	~~W~~	(9,193)	~~W~~	1,277

(In millions of Korean won)	Mar. 31, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	9,532	~~W~~	(8,099)	~~W~~	1,433
Current service cost		381		—		381
Interest cost(income)		95		(81)		14
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		20		20
Payments from plans		(925)		925		—
Payments from the Company		(8)		—		(8)
Transfer in		1,446		(1,446)		—
Transfer out		(1,159)		1,159		—

Ending	~~W~~	9,362	~~W~~	(7,522)	~~W~~	1,840

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of the net defined benefit liabilities as of March 31, 2015 and December 31, 2014, are as follows:

	Mar. 31, 2015		Dec. 31, 2014
Present value of defined benefit obligation	~~W~~	10,470	~~W~~	13,117
Fair value of plan assets		(9,193)		(12,314)

Net defined benefit liabilities	~~W~~	1,277	~~W~~	803

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Current service cost	~~W~~	488	~~W~~	381
Interest expenses of net defined benefit liabilities		7		14

Post-employment benefits	~~W~~	495	~~W~~	395

16. Other liabilities

The details of other liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Other financial liabilities
Payables	~~W~~	3,362	~~W~~	360
Accrued expenses		2,445		2,681
Accrued dividends		301,354		—

		307,161		3,041

Other non-financial liabilities
Payables		22,773		16,291
Accrued expenses		46,576		51,978
Withholding taxes		851		258

		70,200		68,527

	~~W~~	377,361	~~W~~	71,568

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

17. Equity

17.1 Share capital

The details of share capital as of March 31, 2015 and December 31, 2014, are as follows:

	Mar. 31, 2015		Dec. 31, 2014
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

The changes in shares outstanding for the three-month periods ended March 31, 2015 and 2014, are as follows:

	Mar. 31, 2015
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	Mar. 31, 2014
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

17.2 Capital Surplus

The details of capital surplus as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Share premium	~~W~~	12,226,597	~~W~~	12,226,597
Other capital surplus		1,287,212		1,287,212

	~~W~~	13,513,809	~~W~~	13,513,809

17.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Remeasurements of net defined benefit liabilities	~~W~~	(4,262)	~~W~~	(4,238)

	~~W~~	(4,262)	~~W~~	(4,238)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The changes in accumulated other comprehensive income for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,238)	~~W~~	(32)	~~W~~	8	~~W~~	(4,262)

	~~W~~	(4,238)	~~W~~	(32)	~~W~~	8	~~W~~	(4,262)

(In millions of Korean won)	Mar. 31, 2014
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(2,715)	~~W~~	(20)	~~W~~	5	~~W~~	(2,730)

	~~W~~	(2,715)	~~W~~	(20)	~~W~~	5	~~W~~	(2,730)

17.4 Retained Earnings

The details of retained earnings as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Legal reserves	~~W~~	251,517	~~W~~	208,221
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,942		1,295
Unappropriated retained earnings		1,605,486		1,653,829

	~~W~~	2,841,945	~~W~~	2,845,345

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of the regulatory reserve for credit losses as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Beginning	~~W~~	2,942	~~W~~	1,295
Amounts estimated to be appropriated		(1,028)		1,647

Ending	~~W~~	1,914	~~W~~	2,942

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won, except per share amounts)	Mar. 31, 2015
Reversal of regulatory reserve for credit losses	~~W~~	(1,028)
Adjusted profit after reversal of regulatory reserve for credit losses[1]		298,982
Adjusted basic earnings per share after reversal of regulatory reserve for credit losses[1]		774
Adjusted diluted earnings per share after reversal of regulatory reserve for credit losses[1]		771

(In millions of Korean won, except per share amounts)	Mar. 31, 2014
Provision of regulatory reserve for credit losses	~~W~~	197
Adjusted profit after provision of regulatory reserve for credit losses[1]		193,226
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		500
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		498

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

18. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2014, of ~~W~~780 per share, amounting to total dividends of ~~W~~301,354 million, were declared at the annual general meeting on March 27, 2015. The Company’s interim separate financial statements as of March 31, 2015, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2014 were ~~W~~193,176 million (~~W~~500 per share).

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

19. Net Interest Income

Interest income and interest expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Interest income
Due from financial institutions	~~W~~	173	~~W~~	376
Loans		45		99
Other		88		139

		306		614

Interest expense
Debentures		5,274		3,254

		5,274		3,254

Net interest income	~~W~~	(4,968)	~~W~~	(2,640)

20. Net Fee and Commission Income

Fee and commission income and fee and commission expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Fee and commission income
Fees in Korean won	~~W~~	—	~~W~~	—

Fee and commission expense
Fees paid in Korean won		877		3,087
Fees paid in foreign currency		86		79

		963		3,166

Net fee and commission income	~~W~~	(963)	~~W~~	(3,166)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

21. Net gains on financial Instruments at fair value through profit or loss

Net gains on financial instruments at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	34	~~W~~	—
Losses related to financial instruments at fair value through profit or loss		—		—

Net gains on financial instruments at fair value through profit or loss	~~W~~	34	~~W~~	—

22. Net Other Operating Income

Other operating income and other operating expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Other operating income
Dividend income from subsidiaries	~~W~~	315,527	~~W~~	208,517
Other operating expense		—		—

Net other operating income	~~W~~	315,527	~~W~~	208,517

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

23. General and administrative expenses

The details of general and administrative expenses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Employee Benefits
Salaries and other short-term employee benefits—Salaries	~~W~~	5,376	~~W~~	4,721
Salaries and other short-term employee benefits—Others		864		651
Termination benefits		163		—
Post employment benefits—defined benefit plans		495		395
Share-based payments		1,051		(83)

		7,949		5,684

Depreciation and amortization		200		228

Other general and administrative expenses
Travel		151		26
Communications		137		87
Tax and dues		108		74
Publication		25		30
Rental expense		365		421
Vehicle		24		38
Service fees		290		351
Advertising		337		357
Training		45		30
Others		953		1,227

		2,435		2,641

	~~W~~	10,584	~~W~~	8,553

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of March 31, 2015, is as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
Share grants (KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	37,904	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	19,042	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	60,841	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	36,210	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	2,798	Satisfied
Deferred grant in 2011	—	957	Satisfied
Deferred grant in 2012	—	5,318	Satisfied
Deferred grant in 2013	—	13,058	Satisfied
Deferred grant in 2014	—	4,547	Satisfied

		444,745

(Kookmin Bank)
Series 48	2013.07.23	14,470	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Series 49	2013.07.24	36,495	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 50	2013.07.24	9,214	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 57	2014.01.01	8,853	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 58	2014.01.01	78,700	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 60	2015.01.01	349,984	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2010	—	105	Satisfied
Deferred grant in 2011	—	1,711	Satisfied
Deferred grant in 2012	—	16,802	Satisfied
Deferred grant in 2013	—	75,307	Satisfied
Deferred grant in 2014	—	124,509	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

		728,305

(Other subsidiaries)
Share granted in 2010		3,086	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2011		7,230	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2012		22,834	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2013		104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2014		81,882	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2015		33,682	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

		253,108

		1,426,158

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[6]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[7]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted Value-up Index and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of March 31, 2015, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	2,532	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	15,090	Satisfied
Share granted in 2012	2012.01.01	70,857	Satisfied
Share granted in 2013	2013.01.01	74,719	Satisfied
Share granted in 2014	2014.01.01	124,996	Satisfied
Share granted in 2015	2015.01.01	38,255	Proportion to service period

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(Other subsidiaries)
Share granted in 2013	6,551	Satisfied
Share granted in 2014	39,964	Satisfied
Share granted in 2015	24,755	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years. Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of March 31, 2015 and December 31, 2014, are ~~W~~44,281 million and ~~W~~48,734 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ~~W~~35,648 million and ~~W~~39,598 million, respectively. The compensation costs amounting to ~~W~~1,051 million were recognized as an expense for the three-month period ended March 31, 2015, and the compensation costs from share grants of ~~W~~83 million were reversed during the three-month period ended March 31, 2014.

24. Net non-operating expenses

The details of non-operating income and expenses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Non-operating income
Others	~~W~~	1	~~W~~	119

		1		119

Non-operating expenses
Donation		195		188
Others		—		72

		195		260

Net non-operating expense	~~W~~	(194)	~~W~~	(141)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

25. Income tax expense

The details of income tax expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(890)		(589)
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(8)		(5)

Tax expense	~~W~~	(898)	~~W~~	(594)

26. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	Mar. 31, 2015
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding (B = A / 90)			386,351,693

	Mar. 31, 2014
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding (B = A / 90)			386,351,693

Basic earnings per share

(in Korean won and in number of shares)	Mar. 31, 2015
Profit attributable to ordinary shares[1] (C)	~~W~~	297,953,915,527
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	~~W~~	771

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(in Korean won and in number of shares)	Mar. 31, 2014
Profit attributable to ordinary shares[1] (C)	~~W~~	193,423,061,060
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	~~W~~	501

[1]	Profit attributable to ordinary shares is the same as profit for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	Mar. 31, 2015
Profit attributable to ordinary shares	~~W~~	297,953,915,527
Adjustment		—

Adjusted profit for diluted earnings per share	~~W~~	297,953,915,527

(In Korean won)	Mar. 31, 2014
Profit attributable to ordinary shares	~~W~~	193,423,061,060
Adjustment		—

Adjusted profit for diluted earnings per share	~~W~~	193,423,061,060

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	Mar. 31, 2015
Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,388,189

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,739,882

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In number of shares)	Mar. 31, 2014
Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,670,343

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	388,022,036

Diluted earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2015
Adjusted profit for diluted earnings per share	~~W~~	297,953,915,527
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,739,882
Diluted earnings per share	~~W~~	768

(in Korean won and in number of shares)	Mar. 31, 2014
Adjusted profit for diluted earnings per share	~~W~~	193,423,061,060
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,022,036
Diluted earnings per share	~~W~~	498

27. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Due from financial institutions	~~W~~	617,946	~~W~~	30,739
Restricted due from financial institutions		(3)		(3)

	~~W~~	617,943	~~W~~	30,736

Significant non-cash transactions for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Changes in receivables and payables from consolidated tax	~~W~~	(100,071)	~~W~~	(45,287)
Changes in other receivables and other payables		(3,950)		(7,621)

Cash inflow and outflow due to interest and dividends for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Activity	Mar. 31, 2015		Mar. 31, 2014
Interest received	Operating	~~W~~	217	~~W~~	694
Interest paid	Operating		5,175		2,941
Dividends received	Operating		610,508		208,517

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

28. Contingent liabilities and Commitments

The commitments made with financial institutions as of March 31, 2015 and December 31, 2014, are as follows:

(in millions of Korean won)		Mar. 31, 2015				Dec. 31, 2014
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—
	Korea Development Bank		300,000		—		300,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		~~W~~	450,000	~~W~~	—	~~W~~	450,000	~~W~~	—

Other Matters(including litigation)

a) The Company faces two lawsuits (as the defendant) involving aggregate damages of ~~W~~56 million, which are still pending as of March 31, 2015.

b) During the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~124,357 million for income taxes (including local income taxes), paid ~~W~~123,330 million, excluding local income taxes, and recognized local income taxes amounting to ~~W~~1,027 million as other payables. Meanwhile, the Company and Kookmin Bank, a subsidiary of the Company, appealed to the tax tribunal over the ~~W~~114,283 million in fines. The Company’s claim for this appeal amounts to ~~W~~89,284 million as of March 31, 2015.

c) The Company entered into a share purchase agreement in June 2014, to acquire 11,682,580 of LIG Insurance Co., Ltd.’s common shares (representing 19.47% of outstanding shares) amounting to ~~W~~685,000 million. The Financial Services Commission approved LIG Insurance Co., Ltd to be included as a subsidiary of the Company in December 2014. The Company entered into an agreement for changing the price to ~~W~~645,000 million in March 2015.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

29. Related Party Transactions

Significant related party transactions for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)			Mar. 31, 2015		Mar. 31, 2014
Subsidiaries	Kookmin Bank	Interest income	~~W~~	259	~~W~~	511
		Net other operating income		230,496		158,517
		General and administrative expenses		315		424
	KB Kookmin Card Co., Ltd	Net non-operating income		1		—
	KB Investment & Securities Co., Ltd.	Fee and commission expense		—		234
	KB Life Insurance Co., Ltd.	General and administrative expenses		25		—
	KB Asset Management Co., Ltd	Net other operating income		80,000		50,000
	KB Capital Co., Ltd.	Net gains on financial instruments at fair value through profit or loss		34		—
		Net other operating income		5,031		—
	KB Investment Co., Ltd.	Interest Income		45		99
	KB Data Systems Co., Ltd.	General and administrative expenses		231		231

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)			Mar. 31, 2015		Dec. 31, 2014
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	617,946	~~W~~	30,739
		Other assets		285,035		224,755
		Other liabilities		359		465
	KB Kookmin Card Co., Ltd	Other assets		76,428		352,273
		Other liabilities		276		267
	KB Investment & Securities Co., Ltd.	Other assets		8,120		3,038
		Other liabilities		3,563		3,563
	KB Life Insurance Co., Ltd.	Other assets		1,417		826
		Other liabilities		18,661		11,967
	KB Asset Management Co., Ltd	Other assets		11,555		9,617
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		50,000		—
		Other assets		5,256		172
	KB Savings Bank Co., Ltd	Other assets		814		81
		Other liabilities		21		21
	KB Real Estate Trust Co., Ltd	Other assets		7,343		6,120
	KB Investment Co., Ltd.	Loans		—		10,000
		Other assets		697		715
		Other liabilities		3		—
	KB Credit Information Co., Ltd	Other assets		214		238
		Other liabilities		71		68
	KB Data Systems Co., Ltd.	Other assets		230		216
		Other liabilities		106		97

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by related parties as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)			Mar. 31, 2015		Dec. 31, 2014
Subsidiaries	KB Kookmin Card Co., Ltd.	Commitments in Korean won	~~W~~	1,124	~~W~~	1,133

Compensation to key management for the three-month periods ended March 31, 2015 and 2014, consists of:

(In millions of Korean won)	Mar. 31, 2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	185	~~W~~	—	~~W~~	—	~~W~~	537	~~W~~	722
Registered director (non-executive)		174		—		—		—		174
Non-registered director		419		7		163		514		1,103

	~~W~~	778	~~W~~	7	~~W~~	163	~~W~~	1,051	~~W~~	1,999

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	67	~~W~~	9	~~W~~	—	~~W~~	(38)	~~W~~	38
Registered director (non-executive)		195		—		—		(15)		180
Non-registered director		733		13		—		(30)		716

	~~W~~	995	~~W~~	22	~~W~~	—	~~W~~	(83)	~~W~~	934